

Mail Stop 4628

March 16 2017

Via E-Mail
Alan B. Graf, Jr.
Executive Vice President and Chief Financial Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, TN 38120

     Re: **FedEx Corporation**
             Form 10-K for the Fiscal Year Ended May 31, 2016
             Filed July 18, 2016
             File No. 1-15829

Dear Mr. Graf:

     We refer you to our comment letter dated February 14, 2017 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Cecilia Blye

                           Cecilia Blye, Chief
                           Office of Global Security Risk

  cc: Clement E. Klank III
        Vice President Securities and Corporate Law
        FedEx Corporation

        Anne Parker
        Assistant Director
        Division of Corporation Finance